United States securities and exchange commission logo





                             October 6, 2021

       George Syllantavos
       Co-Chief Executive Officer
       Growth Capital Acquisition Corp.
       300 Park Avenue, 16th Floor
       New York, New York, 10022

                                                        Re: Growth Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 8,
2021
                                                            File No. 333-259391

       Dear Mr. Syllantavos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed September 8, 2021

       General

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders, convertible securities, including warrants retained by redeeming
shareholders, at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
 George Syllantavos
FirstName  LastNameGeorge   Syllantavos
Growth Capital Acquisition Corp.
Comapany
October    NameGrowth Capital Acquisition Corp.
        6, 2021
October
Page 2 6, 2021 Page 2
FirstName LastName
3. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
4. Please revise your disclosure to provide explanation as to the additional $41.5 million in
         Subscription Agreements that GCAC will be permitted to sell to additional PIPE investors, including what events would trigger such a transaction, who the additional PIPE investors may be (including whether or not they may be the same as other PIPE investors), and the potential impact this arrangement may have on your public stockholders.
5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
6. Please disclose the anticipated use of the proceeds from the funds in the trust and PIPE.
Cover Page

7. Please revise your cover page to give prominence to the disclosure that the Sponsor and
         GCAC   s directors and executive officers have interests in the
business combination that is
         different from, or in addition, to those of your public stockholders.
8. Please revise to disclose the equity ownership of the public stockholders, PIPE investors and Sponsor.
Q: What equity stake will current stockholders of GCAC and Cepton stockholders hold in New
Cepton after the Closing?, page 14

9. Please revise to disclose the aggregate ownership interests that Koito will have in the post business combination including Koito's PIPE investment.
Q: What interests do GCAC's initial stockholders and current officers and directors have in the
Business Combination?, page 17

10. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
11. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment even if other SPAC shareholders experience a negative rate of return in the post business combination company.
Recommendation to GCAC Stockholders, page 47
 George Syllantavos
FirstName  LastNameGeorge   Syllantavos
Growth Capital Acquisition Corp.
Comapany
October    NameGrowth Capital Acquisition Corp.
        6, 2021
October
Page 3 6, 2021 Page 3
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12. Please revise your disclosure here and throughout your prospectus to quantify all deferred fees to be paid to interested parties upon the Closing of the business combination.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 53

13. Please revise the tables on page 55 to present the historical and pro forma basic and diluted per share amounts and the shares used to calculate such amounts for each scenario.
Unaudited Pro Forma Condensed Combined Financial Information, page 104

14. Please revise your balance sheets as of June 30, 2021 on page 108 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustment to Unaudited Pro Forma Combined Financial Information, page 115

15. Refer to footnote (9) on page 116. Please disclose your basis for the reclassification of the
         GCAC   s public warrants from liability to additional paid-in capital.
3. Net Loss per Share, page 116

16. Refer to footnote (1) on page 117. Please delete your reference to the July 31, 2021
         Cepton cap table as it is not presented in the filing. More fully explain to us the calculation of the 142,373,410 New Cepton shares that will be issued to existing Cepton stockholders by reconciling the amount to the share numbers presented in the June 30,
         2021 Balance Sheet.
17. Refer to footnote (2) on page 117. Please quantify all instruments excluded from the calculations of pro forma losses per share because they are antidilutive.

Comparative Share Data, page 118

18. You disclose on page 118 that the pro forma book value per share information reflects the
         Business Combination assuming New Cepton Shares were outstanding since January 1,
         2020. Please be advised that the pro forma book value per share information should be determined as if the Business Combination had occurred on June 30, 2021. The same comment applies to your disclosure on page 58.
19. Refer to footnote (2) on page 119. Please revise to calculate all historical and pro forma book value per share disclosures based on the number of historical or pro forma shares outstanding as of the date presented rather than the weighted shares outstanding during the period. The same comment applies to your disclosure on page 59. Timeline of the Business Combination, page 145
 George Syllantavos
FirstName  LastNameGeorge   Syllantavos
Growth Capital Acquisition Corp.
Comapany
October    NameGrowth Capital Acquisition Corp.
        6, 2021
October
Page 4 6, 2021 Page 4
FirstName LastName
20. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, size of PIPE, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
Certain Projected Financial Information, page 148

21. We note that you present financial projections through the year ended 2026. Please expand your disclosures to further describe the key assumptions driving the significant growth in your revenues for the years ended 2021 through 2026 and explain why you believe the assumptions are reasonable. Also, disclose any factors or contingencies that might prevent such growth from ultimately materializing.
THE AMENDED AND RESTATED CHARTER PROPOSAL (PROPOSAL 2), page 162

22. Please revise to include the reasons for the proposed amendments to the charter. In that regard, we note that you have not provided the reasons for the choice of forum amendment.
Cepton's Management's Discussion and Analysis of Financial Conditional and Results of
Operations
Liquidity and Capital Resources, page 224

23. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.
Exclusive forum for certain lawsuits, page 238

24. Please revise to ensure that it is consistent with Article XV of the Amended and Restated
         Charter. In that regard, your disclosure that the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act is inconsistent with your disclosure on page 94 and Article XV.
Arrangement with Koito Manufacturing Co., Ltd., page 267

25. We note your disclosure on page 65 that sales to Koito accounted for over 50% of
         Cepton   s total revenues for the six months ended June 30, 2021.
Please disclose the
         material terms of your agreement with Koito and file the agreement as an exhibit to your registration statement.

Growth Capital Acquisition Corp
Notes to the Condensed Financial Statements
 George Syllantavos
FirstName  LastNameGeorge   Syllantavos
Growth Capital Acquisition Corp.
Comapany
October    NameGrowth Capital Acquisition Corp.
        6, 2021
October
Page 5 6, 2021 Page 5
FirstName LastName
Note 10 - Subsequent Events, page F-19

26. You disclose here that the PIPE investor has committed to purchase 5,000,000 shares of common stock of GCAC common stock for gross proceeds of 50.0 million. You also disclose elsewhere in the filing that the investor has committed to purchase 5,850,000 shares for gross proceeds of $58.5 million. Please reconcile or revise accordingly.
Cepton Technologies, Inc. and Subsidiaries
Unaudited Interim Condensed Financial Statements as of and for the Six Months Ended June 30,
2021 and 2021
Note 1 - Description of Business and Summary of Significant Accounting Policies Basis of
Presentation and Principles of Consolidation, page F-46

27. We note your discussion of the factors that raise substantial doubt about your ability to continue as a going concern. Please tell us whether you and your auditor also assessed your ability to continue as a going concern as of December 31, 2020 and if so, how your auditor concluded that an explanatory paragraph in the audit opinion regarding your ability to continue as a going concern was not considered necessary.
Note 10 - Stock-Based compensation, page F-53

28. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please also address any material differences between the valuations used to determine the fair value of your common stock relative to the fair values implied by other equity transactions and the fair value implied by the current merger transaction.

Note 17 - Subsequent Events, page F-57

29. Please expand your disclosure to disclose the material terms of the business combination agreement with GCAC and the PIPE financing arrangement.
Cepton Technologies, Inc. and Subsidiaries
Consolidated Financial Statements as of December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 2 - Revenue, page F-71

30. Please disclose revenues and long-lived assets related to your country of domicile and also specifically identify each other individual foreign country that is listed and deemed material. In addition, please disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41. The same comment also applies to your disclosure on page F-49.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 George Syllantavos
Growth Capital Acquisition Corp.
October 6, 2021
Page 6

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng at (202)-551-5004 or John Cash at
(202)-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Asia Timmons-Pierce at
(202)-551-3754 with any
other questions.



FirstName LastNameGeorge Syllantavos                       Sincerely,
Comapany NameGrowth Capital Acquisition Corp.
                                                           Division of
Corporation Finance
October 6, 2021 Page 6                                     Office of
Manufacturing
FirstName LastName